UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 15, 2020

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Group Governance

15 October 2020

To: Australian Securities Exchange	cc: New York Stock Exchange
London Stock Exchange	JSE Limited

FOR ANNOUNCEMENT TO THE MARKET

Please find attached the results of the business conducted at the meeting of shareholders of BHP Group Limited held virtually in Australia on 14 October 2020 and at the meeting of shareholders of BHP Group Plc held in London, United Kingdom on 15 October 2020.

As required by the Dual Listed Company Structure, a poll was conducted on each of the proposed resolutions. Each resolution is a Joint Electorate Action. The poll results for BHP Group Limited and BHP Group Plc are attached.

The final proxy position for each company is detailed in Appendix 1. The additional information required in respect of BHP Group Plc by the United Kingdom Companies Act 2006 is provided in Appendix 2.

A copy of the resolutions passed at the closure of the poll today has been submitted the FCA National Storage Mechanism and will shortly be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism

Authorised for lodgement by:

Geof Stapledon

Company Secretary

BHP Group Limited ABN 49 004 028 077	BHP Group plc Registration number 3196209
LEI WZE1WSENV6JSZFK0JC28	LEI 549300C116EOWV835768
Registered in Australia	Registered in England and Wales
Registered Office: Level 18, 171 Collins Street	Registered Office: Nova South, 160 Victoria Street
Melbourne Victoria 3000 Australia	London SW1E 5LB United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Group which is headquartered in Australia

The poll results for BHP Group Limited and BHP Group Plc as follows:

	Business	Votes For	%	Votes Against	%	Total Votes Cast	Abstentions[1]	Result

1	To receive the 2020 Financial Statements and Reports for BHP	2,909,809,359	99.95%	1,421,934	0.05%	2,911,231,293	41,872,041	CARRIED
2	To reappoint Ernst & Young LLP as the auditor of BHP Group Plc	2,948,062,574	99.96%	1,312,123	0.04%	2,949,374,697	3,721,284	CARRIED
3	To authorise the Risk and Audit Committee to agree the remuneration of the auditor of BHP Group Plc	2,946,061,822	99.89%	3,224,567	0.11%	2,949,286,389	3,808,582	CARRIED
4	To approve the general authority to issue shares in BHP Group Plc	2,914,047,872	98.80%	35,257,951	1.20%	2,949,305,823	3,797,477	CARRIED
5	To approve the authority to allot equity securities in BHP Group Plc for cash	2,900,299,189	98.35%	48,755,406	1.65%	2,949,054,595	4,048,497	CARRIED
6	To authorise the repurchase of shares in BHP Group Plc	2,921,858,555	99.09%	26,930,764	0.91%	2,948,789,319	4,305,752	CARRIED
7	To approve the 2020 Remuneration Report other than the part containing the Directors’ remuneration policy	2,823,362,081	95.76%	125,102,055	4.24%	2,948,464,136	4,630,094	CARRIED
8	To approve the 2020 Remuneration Report	2,820,426,484	95.67%	127,706,024	4.33%	2,948,132,508	4,961,722	CARRIED

	Business	Votes For	%	Votes Against	%	Total Votes Cast	Abstentions[1]	Result

9	To approve the grant to the Executive Director	2,902,867,398	98.45%	45,600,204	1.55%	2,948,467,602	4,624,916	CARRIED
10	To approve leaving entitlements	2,925,992,274	99.25%	22,070,407	0.75%	2,948,062,681	5,029,752	CARRIED
11	To elect Xiaoqun Clever as a Director of BHP	2,900,015,830	98.36%	48,326,090	1.64%	2,948,341,920	4,764,141	CARRIED
12	To elect Gary Goldberg as a Director of BHP	2,945,580,970	99.91%	2,677,171	0.09%	2,948,258,141	4,848,095	CARRIED
13	To elect Mike Henry as a Director of BHP	2,946,383,840	99.93%	2,139,704	0.07%	2,948,523,544	4,582,917	CARRIED
14	To elect Christine O’Reilly as a Director of BHP	2,940,990,647	99.75%	7,488,042	0.25%	2,948,478,689	4,626,554	CARRIED
15	To elect Dion Weisler as a Director of BHP	2,945,270,161	99.90%	2,929,582	0.10%	2,948,199,743	4,905,100	CARRIED
16	To re-elect Terry Bowen as a Director of BHP	2,906,341,026	98.57%	42,015,847	1.43%	2,948,356,873	4,740,109	CARRIED
17	To re-elect Malcolm Broomhead as a Director of BHP	2,874,872,876	98.07%	56,581,606	1.93%	2,931,454,482	21,647,691	CARRIED
18	To re-elect Ian Cockerill as a Director of BHP	2,943,832,937	99.93%	2,006,980	0.07%	2,945,839,917	7,262,938	CARRIED
19	To re-elect Anita Frew as a Director of BHP	2,905,767,623	98.55%	42,839,311	1.45%	2,948,606,934	4,498,309	CARRIED
20	To re-elect Susan Kilsby as a Director of BHP	2,816,758,682	95.53%	131,858,130	4.47%	2,948,616,812	4,488,431	CARRIED
21	To re-elect John Mogford as a Director of BHP	2,898,399,614	98.56%	42,197,600	1.44%	2,940,597,214	12,499,768	CARRIED

	Business	Votes For	%	Votes Against	%	Total Votes Cast	Abstentions[1]	Result

22	To re-elect Ken MacKenzie as a Director of BHP	2,865,886,555	97.22%	81,832,064	2.78%	2,947,718,619	5,386,661	CARRIED
23	To amend the Constitution of BHP Group Limited	267,228,519	9.60%	2,515,261,317	90.40%	2,782,489,836	170,606,496	NOT CARRIED
	Resolution 24 was withdrawn by the requisitioning shareholders prior to the meeting.
24	To adopt interim cultural heritage protection measures[2]							WITHDRAWN
	Resolution 25 was NOT valid as it was conditional on Resolution 23 being approved by the required majority. Poll figures are provided below for information purposes only and do not constitute a voting result.
25	To suspend memberships of Industry Associations where COVID-19 related advocacy is inconsistent with Paris Agreement goals[3]	632,527,371	22.40%	2,191,058,715	77.60%	2,823,586,086	129,516,625	NOT VALID

1.    In calculating the results of the respective polls under the joint electoral procedure, “withheld” votes at BHP Group Plc’s meeting are aggregated with “abstained” votes at BHP Group Limited’s meeting. For all relevant purposes “withheld” votes and “abstained” votes have the same meaning. They are not included in the calculation of the proportion of votes for and against each resolution.

2.    Proxy figures for Resolution 24 are included below in Appendix 1 for information.

3.    BHP engaged extensively with investors throughout 2020 on the Company’s approach to industry associations. This engagement directly shaped the package of industry association reforms that BHP announced in August 2020, which was welcomed by Climate Action 100+ and the Australian Council of Superannuation Investors. BHP also consulted broadly with investors on Resolution 25, and will undertake further consultations over the next few months with shareholders that voted for and against Resolution 25 to better understand the reasons for their position.

APPENDIX 1

BHP Group Limited & BHP Group Plc - Final Proxy Position

		Limited	Plc

1	To receive the 2020 Financial Statements and Reports for BHP
*	Total number of votes exercisable by all proxies validly appointed	1,417,846,295	1,492,732,604

*	Total number of votes in respect of which the appointments specified that the proxy -
–	was to vote for the resolution	1,406,155,154	1,492,584,941
–	was to vote against the resolution	1,344,439	70,863
–	was to abstain on the resolution	26,531,171	15,331,597
–	may vote at the proxy’s discretion	10,346,702	76,800

2	To reappoint Ernst & Young LLP as the auditor of BHP Group Plc
*	Total number of votes exercisable by all proxies validly appointed	1,442,772,343	1,505,960,101

*	Total number of votes in respect of which the appointments specified that the proxy -
–	was to vote for the resolution	1,431,536,908	1,505,342,693
–	was to vote against the resolution	764,314	539,882
–	was to abstain on the resolution	1,605,123	2,104,100
–	may vote at the proxy’s discretion	10,471,121	77,526

3	To authorise the Risk and Audit Committee to agree the remuneration of the auditor of BHP Group Plc
*	Total number of votes exercisable by all proxies validly appointed	1,442,768,783	1,505,881,369

*	Total number of votes in respect of which the appointments specified that the proxy -
–	was to vote for the resolution	1,430,294,647	1,504,581,524
–	was to vote against the resolution	1,987,478	1,221,061
–	was to abstain on the resolution	1,608,683	2,181,822
–	may vote at the proxy’s discretion	10,486,658	78,784

4	To approve the general authority to issue shares in BHP Group Plc
*	Total number of votes exercisable by all proxies validly appointed	1,442,814,638	1,505,874,179

*	Total number of votes in respect of which the appointments specified that the proxy -
–	was to vote for the resolution	1,430,127,522	1,472,743,276
–	was to vote against the resolution	2,176,551	33,052,263
–	was to abstain on the resolution	1,562,828	2,189,222
–	may vote at the proxy’s discretion	10,510,565	78,640

		Limited	Plc

5	To approve the authority to allot equity securities in BHP Group Plc for cash
*	Total number of votes exercisable by all proxies validly appointed	1,442,592,737	1,505,844,329

*	Total number of votes in respect of which the appointments specified that the proxy -
–	was to vote for the resolution	1,424,859,649	1,464,232,282
–	was to vote against the resolution	7,193,747	41,532,682
–	was to abstain on the resolution	1,784,729	2,219,872
–	may vote at the proxy’s discretion	10,539,341	79,365

6	To authorise the repurchase of shares in BHP Group Plc
*	Total number of votes exercisable by all proxies validly appointed	1,442,605,893	1,505,544,242

*	Total number of votes in respect of which the appointments specified that the proxy -
–	was to vote for the resolution	1,428,791,544	1,481,840,347
–	was to vote against the resolution	3,294,171	23,625,180
–	was to abstain on the resolution	1,771,572	2,519,958
–	may vote at the proxy’s discretion	10,520,178	78,715

7	To approve the 2020 Remuneration Report other than the part containing the Directors’ remuneration policy
*	Total number of votes exercisable by all proxies validly appointed	1,442,066,912	1,505,757,155

*	Total number of votes in respect of which the appointments specified that the proxy -
–	was to vote for the resolution	1,409,403,130	1,402,918,814
–	was to vote against the resolution	22,216,794	102,758,345
–	was to abstain on the resolution	2,310,554	2,306,445
–	may vote at the proxy’s discretion	10,446,988	79,996

8	To approve the 2020 Remuneration Report
*	Total number of votes exercisable by all proxies validly appointed	1,441,784,438	1,505,711,908

*	Total number of votes in respect of which the appointments specified that the proxy -
–	was to vote for the resolution	1,408,717,567	1,400,783,807
–	was to vote against the resolution	22,729,314	104,850,725
–	was to abstain on the resolution	2,593,028	2,351,692
–	may vote at the proxy’s discretion	10,337,557	77,376

		Limited	Plc

9	To approve the grant to the Executive Director
*	Total number of votes exercisable by all proxies validly appointed	1,442,124,487	1,505,730,939

*	Total number of votes in respect of which the appointments specified that the proxy -
–	was to vote for the resolution	1,422,027,372	1,469,919,749
–	was to vote against the resolution	9,740,221	35,730,384
–	was to abstain on the resolution	2,252,979	2,330,949
–	may vote at the proxy’s discretion	10,356,894	80,806

10	To approve leaving entitlements
*	Total number of votes exercisable by all proxies validly appointed	1,441,771,906	1,505,689,738

*	Total number of votes in respect of which the appointments specified that the proxy -
–	was to vote for the resolution	1,424,104,052	1,490,884,529
–	was to vote against the resolution	7,314,625	14,725,631
–	was to abstain on the resolution	2,605,560	2,373,283
–	may vote at the proxy’s discretion	10,353,229	79,578

11	To elect Xiaoqun Clever as a Director of BHP
*	Total number of votes exercisable by all proxies validly appointed	1,442,337,538	1,505,352,389

*	Total number of votes in respect of which the appointments specified that the proxy -
–	was to vote for the resolution	1,405,030,221	1,483,774,656
–	was to vote against the resolution	26,796,849	21,498,245
–	was to abstain on the resolution	2,039,928	2,711,785
–	may vote at the proxy’s discretion	10,510,468	79,488

12	To elect Gary Goldberg as a Director of BHP
*	Total number of votes exercisable by all proxies validly appointed	1,442,248,710	1,505,356,480

*	Total number of votes in respect of which the appointments specified that the proxy -
–	was to vote for the resolution	1,429,651,528	1,504,694,718
–	was to vote against the resolution	2,079,451	582,939
–	was to abstain on the resolution	2,128,756	2,707,469
–	may vote at the proxy’s discretion	10,517,731	78,823

		Limited	Plc

13	To elect Mike Henry as a Director of BHP
*	Total number of votes exercisable by all proxies validly appointed	1,442,515,107	1,505,357,780

*	Total number of votes in respect of which the appointments specified that the proxy -
–	was to vote for the resolution	1,430,027,158	1,505,136,163
–	was to vote against the resolution	1,989,836	141,904
–	was to abstain on the resolution	1,862,359	2,706,394
–	may vote at the proxy’s discretion	10,498,113	79,713

14	To elect Christine O’Reilly as a Director of BHP
*	Total number of votes exercisable by all proxies validly appointed	1,442,467,131	1,505,365,742

*	Total number of votes in respect of which the appointments specified that the proxy -
–	was to vote for the resolution	1,425,295,662	1,504,477,582
–	was to vote against the resolution	6,662,661	808,572
–	was to abstain on the resolution	1,910,335	2,698,432
–	may vote at the proxy’s discretion	10,508,808	79,588

15	To elect Dion Weisler as a Director of BHP
*	Total number of votes exercisable by all proxies validly appointed	1,442,210,668	1,505,361,215

*	Total number of votes in respect of which the appointments specified that the proxy -
–	was to vote for the resolution	1,429,280,874	1,504,702,971
–	was to vote against the resolution	2,328,551	579,421
–	was to abstain on the resolution	2,166,798	2,702,959
–	may vote at the proxy’s discretion	10,601,243	78,823

16	To re-elect Terry Bowen as a Director of BHP
*	Total number of votes exercisable by all proxies validly appointed	1,442,358,347	1,505,362,363

*	Total number of votes in respect of which the appointments specified that the proxy -
–	was to vote for the resolution	1,427,186,131	1,467,883,084
–	was to vote against the resolution	4,608,047	37,399,791
–	was to abstain on the resolution	2,019,119	2,701,811
–	may vote at the proxy’s discretion	10,564,169	79,488

17	To re-elect Malcolm Broomhead as a Director of BHP
*	Total number of votes exercisable by all proxies validly appointed	1,442,452,835	1,488,359,114

*	Total number of votes in respect of which the appointments specified that the proxy -
–	was to vote for the resolution	1,421,420,013	1,442,231,719
–	was to vote against the resolution	10,518,428	46,047,907
–	was to abstain on the resolution	1,924,631	19,705,060
–	may vote at the proxy’s discretion	10,514,394	79,488

		Limited	Plc

18	To re-elect Ian Cockerill as a Director of BHP
*	Total number of votes exercisable by all proxies validly appointed	1,442,403,063	1,502,794,818

*	Total number of votes in respect of which the appointments specified that the proxy -
–	was to vote for the resolution	1,430,100,569	1,502,441,023
–	was to vote against the resolution	1,723,168	273,112
–	was to abstain on the resolution	1,974,403	5,269,356
–	may vote at the proxy’s discretion	10,579,326	80,683

19	To re-elect Anita Frew as a Director of BHP
*	Total number of votes exercisable by all proxies validly appointed	1,442,590,662	1,505,370,190

*	Total number of votes in respect of which the appointments specified that the proxy -
–	was to vote for the resolution	1,427,139,655	1,467,339,801
–	was to vote against the resolution	4,880,233	37,951,257
–	was to abstain on the resolution	1,786,804	2,693,984
–	may vote at the proxy’s discretion	10,570,774	79,132

20	To re-elect Susan Kilsby as a Director of BHP
*	Total number of votes exercisable by all proxies validly appointed	1,442,599,739	1,505,371,501

*	Total number of votes in respect of which the appointments specified that the proxy -
–	was to vote for the resolution	1,387,375,105	1,418,077,265
–	was to vote against the resolution	44,633,376	87,215,231
–	was to abstain on the resolution	1,777,727	2,692,673
–	may vote at the proxy’s discretion	10,591,258	79,005

21	To re-elect John Mogford as a Director of BHP
*	Total number of votes exercisable by all proxies validly appointed	1,442,340,753	1,497,619,133

*	Total number of votes in respect of which the appointments specified that the proxy -
–	was to vote for the resolution	1,426,832,123	1,460,254,703
–	was to vote against the resolution	4,904,495	37,284,342
–	was to abstain on the resolution	2,036,713	10,445,041
–	may vote at the proxy’s discretion	10,604,135	80,088

22	To re-elect Ken MacKenzie as a Director of BHP
*	Total number of votes exercisable by all proxies validly appointed	1,442,439,390	1,504,628,788

*	Total number of votes in respect of which the appointments specified that the proxy -
–	was to vote for the resolution	1,414,617,682	1,439,829,115
–	was to vote against the resolution	17,104,080	64,718,547
–	was to abstain on the resolution	1,938,076	3,435,385
–	may vote at the proxy’s discretion	10,717,628	81,126

		Limited	Plc

23	To amend the Constitution of BHP Group Limited
*	Total number of votes exercisable by all proxies validly appointed	1,358,904,710	1,422,938,592

*	Total number of votes in respect of which the appointments specified that the proxy -
–	was to vote for the resolution	73,900,810	193,281,070
–	was to vote against the resolution	1,274,632,259	1,229,578,216
–	was to abstain on the resolution	85,472,755	85,119,189
–	may vote at the proxy’s discretion	10,371,641	79,306

	Resolution 24 was withdrawn by the requisitioning shareholders prior to the meeting. Resolution 25 was NOT valid as it was conditional on Resolution 23 being approved by the required majority. Proxy figures for both Resolutions 24 and 25 are provided below for information purposes only.

24	To adopt interim cultural heritage protection measures
*	Total number of votes exercisable by all proxies validly appointed	1,428,318,772	1,389,799,856

*	Total number of votes in respect of which the appointments specified that the proxy -
–	was to vote for the resolution	101,930,450	146,143,690
–	was to vote against the resolution	1,316,233,394	1,243,577,138
–	was to abstain on the resolution	16,058,693	118,264,155
–	may vote at the proxy’s discretion	10,154,928	79,028

25	To suspend memberships of Industry Associations where COVID-19 related advocacy is inconsistent with Paris Agreement goals
*	Total number of votes exercisable by all proxies validly appointed	1,392,051,529	1,430,890,306

*	Total number of votes in respect of which the appointments specified that the proxy -
–	was to vote for the resolution	289,334,988	343,148,134
–	was to vote against the resolution	1,092,540,921	1,087,663,144
–	was to abstain on the resolution	52,325,936	77,173,854
–	may vote at the proxy’s discretion	10,175,620	79,028

APPENDIX 2

Additional Information

For the purposes of section 341 of the United Kingdom’s Companies Act 2006 and in respect of BHP Group Plc, the votes validly cast1 as a percentage of the company’s total issued share capital (as at 6pm on 14 October 2020) are:

	Item of Business	Votes cast %[1]
1	To receive the 2020 Financial Statements and Reports for BHP	70.68%
2	To reappoint Ernst & Young LLP as the auditor of BHP Group Plc.	71.30%
3	To authorise the Risk and Audit Committee to agree the remuneration of the auditor of BHP Group Plc	71.30%
4	To approve the general authority to issue shares in BHP Group Plc	71.30%
5	To approve the authority to allot equity securities in BHP Group Plc for cash	71.30%
6	To authorise the repurchase of shares in BHP Group Plc	71.28%
7	To approve the 2020 Remuneration Report other than the part containing the Directors’ remuneration policy	71.29%
8	To approve the 2020 Remuneration Report	71.29%
9	To approve the grant to the Executive Director	71.29%
10	To approve leaving entitlements	71.29%
11	To elect Xiaoqun Clever as a Director of BHP	71.27%
12	To elect Gary Goldberg as a Director of BHP	71.27%
13	To elect Mike Henry as a Director of BHP	71.27%
14	To elect Christine O’Reilly as a Director of BHP	71.27%
15	To elect Dion Weisler as a Director of BHP	71.27%

16	To re-elect Terry Bowen as a Director of BHP	71.27%
17	To re-elect Malcolm Broomhead as a Director of BHP	70.47%
18	To re-elect Ian Cockerill as a Director of BHP	71.15%
19	To re-elect Anita Frew as a Director of BHP	71.27%
20	To re-elect Susan Kilsby as a Director of BHP	71.27%
21	To re-elect John Mogford	70.91%
22	To re-elect Ken MacKenzie as a Director of BHP	71.24%
23	To amend the Constitution of BHP Group Limited	67.37%
24	Resolution withdrawn
25	To suspend memberships of Industry Associations where COVID-19 related advocacy is inconsistent with Paris Agreement goals[2]	67.75%

1. This calculation does not include the votes cast at the BHP Group Limited Annual General Meeting which are added to the votes cast at the BHP Group Plc Annual General Meeting to give the final result in relation to each resolution. Final poll results for BHP Group Plc and BHP Group Limited can be found on pages 2 to 4 of this announcement.

2. Resolution 25 was not valid as it was conditional on Resolution 23 being approved by the required majority. The information contained above is for information purposes only.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: October 15, 2020	By:	/s/ Geof Stapledon
	Name:	Geof Stapledon
	Title:	Company Secretary